Filed Pursuant to Rule 424 (b)(2)
 Registration Statement No. 333-156118

Pricing Supplement No. 102 (to Prospectus and Prospectus Supplement each dated December 15, 2008)

$12,000,000

AKTIEBOLAGET SVENSK EXPORTKREDIT (Publ) (Swedish Export Credit Corporation)
Commodity Index Linked Notes due April 26, 2011

The notes are to be issued by Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK” or “the Issuer”).  Your return on the notes at maturity will be linked to the performance of the S&P GSCI Official Close Index Total Return, which we call the “SPGCCITR”, or the “Index”.  The notes will not be principal-protected.  As a result, at maturity you may receive less than all, and possibly none of, your principal investment.

On the Maturity Date, we will pay you a “Redemption Amount” in cash, which will be based on the difference between the Initial Index Value of 4454.467 and the Final Index Value, as determined on the Final Valuation Date.  The Redemption Amount will equal the principal amount of your notes times the sum of one, plus three times the Index Result, as adjusted to reflect fees and the T-Bill Yield, and as more fully described herein. We will also pay interest on the notes at maturity or upon earlier redemption at a rate equal to three-month U.S. dollar LIBOR minus a spread of 0.27% per annum.

The holder of the notes may exercise the right to require us to redeem the notes in whole, but not in part (i.e., a holder may only redeem the entire Aggregate Principal Amount of the notes), prior to the Stated Maturity Date for a Redemption Amount determined on the fifth New York business day following the date on which the holder gives notice of such exercise, as more fully described herein. Any such notice given in respect of less than the full Aggregate Principal Amount of the notes issued pursuant to this pricing supplement will be invalid and will not be honored.  An automatic early redemption event will be deemed to have occurred on any Index Business Day on which the SPGCCITR settles at a level equal to or below 85.00% of the Initial Index Value. In the case of Automatic Redemption, you will receive the Redemption Amount determined using the closing value of the SPGCCITR on the Index Business Day immediately following the date of such event, plus interest accrued to the Settlement Date. The amount you will be entitled to receive in such event will be significantly less than the principal amount of your notes.  The notes will also be subject to early redemption by the Issuer in the event of changes in Swedish tax law or acceleration by the Issuer in the event of any disruption in its ability to hedge its obligations thereunder. In the event of any such redemption or acceleration, different procedures for determining the amount due on the notes will apply. See, respectively, “Early Redemption for Tax Reasons” on page P-8 and “Declaration of Acceleration by the Issuer due to a Commodity Hedging Disruption Event” on page P-9.

See “Risk Factors” beginning on Page P-10 to read about factors you should consider before buying the notes.

These notes will not be principal-protected.  You may lose a significant amount, or even all, of your investment in the notes.  The notes will be obligations of SEK, and not of the Kingdom of Sweden.  Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of the notes or passed upon the accuracy or adequacy of this pricing supplement or the prospectus and prospectus supplement to which it relates. Any representation to the contrary would be a criminal offense.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) has agreed to purchase the notes from us at the Issue Price, which is equal to 100% of the principal amount of the notes. Merrill Lynch proposes to offer the notes to the public at the Issue Price.
UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$12,000,000	100%	$12,000,000	$855.60(1)
(1) The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. As of the filing of this pricing supplement, there are unused registration fees of $29,896.03 on account in respect of the registration statement on Form F-3 (No. 333-156118) filed by us on December 15, 2008, and amended by us on March 10, 2010, of which this pricing supplement is a part. After giving effect to the registration fee for this offering, $29,040.43 shall remain available for future offerings.  Merrill Lynch expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on March 24, 2010.

Merrill Lynch & Co.

March 16, 2010

“S&P GSCI Official Close Index” and “S&P GSCI Official Close Index Total Return” are trademarks of Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”) and have been licensed for use by the Issuer. The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes any representation, warranty or condition regarding the advisability of investing in the notes.

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ABOUT THIS PRICING SUPPLEMENT

This pricing supplement is a supplement to:

•	the accompanying prospectus supplement dated December 15, 2008 relating to our medium-term notes, series E, due nine months or more from their date of issue; and

•	the accompanying prospectus dated December 15, 2008 relating to our debt securities.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus or the prospectus supplement. We have not authorized anyone to provide you with different information. We and Merrill Lynch are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of their respective dates.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to incorporate by reference the information we file with them. This means:

•	incorporated documents are considered part of this pricing supplement;

•	we can disclose important information to you by referring you to those documents;

•	information in this pricing supplement automatically updates and supersedes information in earlier documents that are incorporated by reference in the prospectus; and

•	information that we file with the SEC that we incorporate by reference in this pricing supplement will automatically update and supersede this pricing supplement.

We incorporate by reference the documents listed below which we have filed with the SEC under the Securities Exchange Act of 1934:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2008, which we filed with the SEC on May 20, 2009; and

•
our reports on Form 6-K which we furnished to the SEC on June 24, September 2, September 8, 2009, November 10, 2009 and February 5, 2010 (except to the extent that the such documents specify that certain parts thereof are not so incorporated by reference).

We also incorporate by reference each of the following documents that we may file with the SEC after the date of this pricing supplement but before the end of the offering of the notes:

•
any report on Form 6-K filed by us pursuant to the Securities Exchange Act of 1934 that indicates on its cover or inside cover page that we incorporate it by reference in the registration statement of which this pricing supplement is a part; and

•	reports filed under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

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You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

Aktiebolaget Svensk Exportkredit (Publ)
(Swedish Export Credit Corporation)
Västra Trädgårdsgatan 11B
10327 Stockholm, Sweden
Tel: 011-46-8-613-8300

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SUMMARY DESCRIPTION OF THE NOTES

The Notes are to be issued pursuant to the terms of the Indenture, dated as of August 15, 1991 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of June 2, 2004 (the “First Supplement”), and the Second Supplemental Indenture, dated as of January 30, 2006 (the “Second Supplement”), each between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to J.P. Morgan Trust Company, N.A. and The Bank of New York Trust Company, N.A.) (the “Trustee”), and as further supplemented by the Third Supplemental Indenture, dated as of October 23, 2008 (the “Third Supplement”) and the Fourth Supplemental Indenture, dated as of March 8, 2010 (the “Fourth Supplement”), each between the Company and the Trustee (the Base Indenture as supplemented by the First Supplement, the Second Supplement, the Third Supplement and the Fourth Supplement, the “Indenture”).

The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the Indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the Indenture before making your investment decision. We have filed copies of the Base Indenture and the four supplements thereto with the SEC.  Copies are also available for inspection at the offices of the Trustee.

For the purposes hereof, the terms “Debt Securities,” “Indexed Security” and “Principal Indexed Security” used in the prospectus, and the terms “Notes” and “Indexed Notes” used in the prospectus supplement, include the notes we are offering in this pricing supplement.

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Denominations:	$1,000,000 and integral multiples of $100,000 in excess thereof

Aggregate Principal Amount:	$12,000,000

Net Proceeds:	$12,000,000

Pricing Date:	March 16, 2010

Issue Date:	March 24, 2010

Maturity Date:
April 26, 2011 (the “Stated Maturity Date”), subject to postponement due to a Market Disruption Event. If the determination of the Final Index Value is postponed to or beyond the second (2nd) New York Business Day immediately prior to the Stated Maturity Date due to a Market Disruption Event or otherwise, the Maturity Date will be postponed so that the Maturity Date will be the second (2nd) New York Business Day following the date of the determination of the Final Index Value.

Index:	The S&P GSCI Official Close Index Total Return (“SPGCCITR”), or any successor index, subject to the provisions of “Modification of Index” and “Replacement Index” below.

Index Description:
The S&P GSCI Official Close Index Total Return reflects the returns on a fully collateralized investment in the S&P GSCI Official Close Index. It is fully collateralized because it combines the returns of the S&P GSCI Official Close Index with the returns on cash collateral invested in U.S. Treasury Bills. The S&P GSCI Official Close Index is a proprietary index that was created by S&P to provide a liquid and diversified benchmark for commodities investments. The S&P GSCI Official Close Index is currently comprised of futures contracts (each, an “Index Component”) in respect of 24 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 24 commodities that currently comprise the Index (the “Index Commodities”) are: aluminum, cocoa coffee, copper, corn, cotton, crude oil (Brent), crude oil (WTI), feeder cattle, gasoil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, silver, soybeans, sugar, unleaded gasoline, (Chicago), wheat (Kansas City) and zinc. The weight of each commodity in the Index is determined by the average quantity of production, as per the last five years of available data. The production weights are designed to reflect the relative significance of each of the constituent commodities in the world economy while preserving the tradability of the S&P GSCI Official Close Index. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, copper, lead, nickel and zinc, which trade on the London Metal Exchange.

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Issue Price:	100%

Redemption Price:	An amount in cash payable on the Settlement Date equal to the sum of the Redemption Amount plus the Interest Amount.

Settlement Date:
(i) The Stated Maturity Date with respect to a redemption on the Stated Maturity Date and (ii) the fifth (5th) New York Business Day following the Final Valuation Date with respect to a redemption following an Optional Redemption or Automatic Redemption.

Redemption Amount:
An amount equal to the greater of (i) zero and (ii) the Outstanding Principal multiplied by the sum of (A) 1 plus (B) the product of (I) 3 times (II) the Index Result minus Fees minus the T-Bill Yield.

Outstanding Principal:
On a Final Valuation Date in relation to the Stated Maturity Date, an Automatic Redemption or an Optional Redemption in full of a note, the outstanding Aggregate Principal Amount of such note on such date.

Index Result:	The Final Index Value divided by the Initial Index Value minus 1.

Final Index Value:	The settlement price of the Index as it appears on Bloomberg page “SPGCCITR Index” or Reuters page “.SPGSCITR” (or any successor page of either) on the Final Valuation Date.

Initial Index Value:	4454.467

Fees:	0.37% multiplied by the number of days from and including the Pricing Date to but excluding the applicable Final Valuation Date divided by 365.

T-Bill Yield:
The yield, expressed as a percentage, equal to the U.S. Treasury Bill return as measured on each date from the day following the Pricing Date to and including the applicable Final Valuation Date and calculated pursuant to the following formula:

where:

“TBilld-1” means, on any Index Business Day, the 91-day weekly auction high rate for U.S. Treasury Bills, as reported on Reuters screen page “USAUCTION10”, or any successor page, on the most recent day prior to such Index Business Day on which such rate was published, expressed as a money market rate.

Optional Redemption:
The holders of the notes have the right to request an early redemption of the notes in whole (i.e., such a redemption request may only be made in respect of the entire Aggregate Principal Amount of the notes) on any Optional Repayment Date at the applicable Redemption Price upon written notice to the Calculation Agent, the Trustee and the Issuer on the form entitled “Option to Elect Repayment” attached hereto as Exhibit A.

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Optional Repayment Dates:	Each Index Business Day from and excluding the Issue Date to but excluding April 18, 2011, on which notice of the exercise of an Optional Redemption is given in accordance with the terms hereof.

Automatic Redemption:	The notes will be automatically redeemed in full, at the applicable Redemption Price, if a Trigger Event occurs.

Trigger Event:
A Trigger Event will be deemed to occur on the first Index Business Day from and excluding the Issue Date to but excluding April 18, 2011, on which the closing level of the Index is equal to or less than 85.00% of the Initial Index Value.

Final Valuation Date:
(i) in the case of redemption on the Stated Maturity Date, April 18, 2011; (ii) in case of an Optional Redemption, the Optional Repayment Date, provided that notice of the exercise of the Optional Redemption is received by the Calculation Agent prior to 11:00 a.m., New York time, on such date, or, if such notice is given after 11:00 a.m., New York time, the first Index Business Day following the date on which such notice is given; (iii) in case of an Automatic Redemption, the Index Business Day immediately following the date of any Trigger Event; and (iv) in the case of a Commodity Hedging Disruption Event, the Acceleration Valuation Date; provided in each case that if a Market Disruption Event exists on any such Final Valuation Date, such date shall not be considered the Final Valuation Date but the Final Valuation Date shall be determined in accordance with the provisions of “Disruption Fallback” below.

Interest Amount:
An amount equal to the interest accrued on the outstanding Aggregate Principal Amount of the notes at the Interest Rate Basis specified below (plus the Spread) during each Interest Period. This rate will be set initially on the Issue Date and will subsequently reset on each Interest Reset Date. The Interest Amount will be paid on the applicable Settlement Date as part of the Redemption Price. For the avoidance of doubt, no interest payments will be made until the applicable Settlement Date.

Interest Rate Basis:
USD LIBOR for a maturity corresponding to the Designated Maturity at 11:00 a.m., London time, on the applicable Interest Reset Date, as reported on the Designated LIBOR Page. For the avoidance of doubt, the Interest Rate Basis will not be re-evaluated even if the Maturity Date is postponed due to a Market Disruption Event at the end of the final Interest Period.

Interest Period:
The period from and including an Interest Reset Date (or, with respect to the first Interest Period, the Issue Date) to but excluding the immediately following Interest Reset Date (or, with respect to the last Interest Period, the applicable Settlement Date).

Interest Reset Dates:
Quarterly, on July 26, 2010, October 26, 2010, and January 26, 2011 (long first period; no interpolation).  If any scheduled Interest Reset Date would otherwise be a day that is not a London Business Day, the Interest Reset Date will be the immediately preceding day that is a London Business Day.

Interest Payment Date:	The applicable Settlement Date. For the avoidance of doubt, no interest payments will be made until the applicable Settlement Date.

Minimum Interest Rate:	0%

Spread:	- 0.27% (minus 0.27 per cent)

Designated Maturity:	Three months

Designated LIBOR Page:	Reuters page “LIBOR01” (or any successor or replacement page thereof)

Index Business Day:	As defined in the most current S&P GSCI Index Methodology Handbook.

Day Count Fraction:	Actual/360

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London Business Day:	A day on which commercial banks and foreign exchange markets settle payments generally in London.

New York Business Day:	A day on which commercial banks and foreign exchange markets settle payments generally in the City of New York.

Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on the relevant exchange(s) for an applicable commodity included in the Index.

Market Disruption Event:
The occurrence, as determined by the Calculation Agent, of one or more of the following: (i) a material limitation, suspension or disruption of trading in one or more of the Index Components, (ii) the settlement price for any Index Component being a “limit price” or (iii) the exchange on which any Index Component trades failing to report or publish a settlement price for such Index Component. The Calculation Agent will inform the Issuer promptly upon determining that a Market Disruption Event has occurred.

Disruption Fallback:
If a Market Disruption Event occurs on the Final Valuation Date, the Calculation Agent will calculate the Final Index Value using (i) for those Index Components that did not suffer a Market Disruption Event on such Final Valuation Date the final settlement prices for such Index Components on such Final Valuation Date and (ii) for each Index Component that did suffer a Market Disruption Event on such Final Valuation Date the final settlement price for each such Index Component on the Trading Day immediately succeeding such Final Valuation Date on which the final settlement price for such Index Component was not affected by a Market Disruption Event; provided that, if a Market Disruption Event has occurred on each of the three (3) Trading Days immediately succeeding such Final Valuation Date, the Calculation Agent will make a good faith estimate of the price of the relevant Index Component and, using that price, determine the Final Index Value.

Modification to Index:
If the Index Publisher changes its method of calculating the Index in any material respect, as determined by the Calculation Agent, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate the Final Index Value in accordance with such adjustments.

Replacement Index:
If, following the date on which the notes are issued, the Index Publisher ceases to publish the Index and neither the Index Publisher nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts, then the Final Index Value with respect to the notes shall be calculated by the Calculation Agent in accordance with the formula applied by the Index Publisher to calculate the Index on the last day on which the Index was published.

Calculation Agent:	Merrill Lynch Commodities, Inc. (“MLCI”)

Index Publisher:	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.

Early Redemption for Tax Reasons:
The Issuer cannot redeem the notes prior to maturity (and other than in the case of Automatic Redemption or a Declaration of Acceleration by the Issuer due to a Commodity Hedging Disruption Event) unless, due to the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental change subsequent to the date of this issuance of the notes, the Issuer would become obligated to pay additional amounts. If such an imposition occurs, the Issuer may at its option redeem the notes (in whole, but not in part) by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice. In such event, the redemption price will be equal to the fair market value of the notes on the fifth Trading Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on the Issuer and the holders of the notes).

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Early Redemption following Event of Default:	The redemption price for each note being accelerated by the holders shall equal the market value of such note on the date of the declaration of acceleration, as determined by the Calculation Agent.

Declaration of Acceleration by the Issuer due to a Commodity Hedging Disruption Event:
If a Commodity Hedging Disruption Event (as defined below) occurs, the Issuer will have the right, but not the obligation, to accelerate payment on the notes (in whole, and not in part) by providing written notice of its election to exercise such right to the Trustee (on which notice the Trustee may conclusively rely), as promptly as possible and in no event later than two London and New York Business Days following the day on which such Commodity Hedging Disruption Event has occurred. The cash amount due and payable per $100,000 principal amount of notes in the event of any such acceleration shall be equal to the fair market value of such principal amount of notes (including the applicable Interest Amount) on the second London and New York Business Day immediately following the Issuer’s delivery to the Trustee of such declaration of acceleration (such date, “the Acceleration Valuation Date”), as determined by the Calculation Agent in good faith in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on the Issuer and the holders of the notes), and will be payable to holders of the notes on the fifth New York business day following the Acceleration Valuation Date. In the event of any such acceleration, the Issuer will provide, or will cause the Calculation Agent to provide, written notice to the Trustee (on which notice the Trustee may conclusively rely), and to the Depository Trust Company (“DTC”) of the cash amount due and payable with respect to each $100,000 principal amount of notes as promptly as possible and in no event later than two New York Business Days prior to the date on which such payment is due. For the avoidance of doubt, all procedures and determinations set forth above shall only be applicable with respect to acceleration of payment on the notes by the Issuer as a result of a Commodity Hedging Disruption Event.

Commodity Hedging Disruption Event:
A “Commodity Hedging Disruption Event” shall occur if, for any reason whatsoever, the Issuer is, after using commercially reasonable efforts, unable to either (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of all or any part of any transaction(s) or asset(s) the Issuer deems necessary to hedge the risk of performing its commodity-related obligations with respect to the notes (including, without limitation, any commodity-related payments on the notes), or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s); including without limitation, any such inability arising as a result of the adoption of, or any change in, any law, regulation, rule or order applicable to the Issuer or its counterparties, or the promulgation of, or any change in the interpretation by any court, tribunal, or regulatory authority with competent authority or any relevant trading system or exchange facility, of any such applicable law, rule, regulation or order, in each case occurring on or after the Pricing Date.

CUSIP:	00254EJT0

Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

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RISK FACTORS

The following section of this pricing supplement contains information about risks that are particular to the notes or the medium-term notes in general.  Investors in the notes are also exposed to further risks related to the issuer of the notes, SEK, which are described in SEK’s annual report on Form 20-F for the year ended December 31, 2008, filed with the SEC and incorporated by reference herein.  See the information under “Risk Factors” beginning on page 4 of the annual report on Form 20-F.

Unlike ordinary debt securities, the return on the notes depends on changes in the value of a basket of futures contracts on specified commodities calculated by the methodologies described under “S&P GSCI Official Close Index Total Return” in this Pricing Supplement. As described in more detail below, the value of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the prices of the futures contracts that make up the S&P GSCI Official Close Index and U.S. Treasury Bills, as well as other events that are difficult to predict and beyond our control. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the futures contracts comprising the S&P GSCI Official Close Index or U.S. Treasury Bills. Potential investors should carefully consider the risks set forth below before investing in the notes.

The notes are financial instruments that are suitable only for sophisticated investors who are experienced with respect to derivatives and derivative transactions and indexed instruments, and who are able to bear the loss of a portion of their principal investment. An investment in the notes is speculative and involves a substantial degree of risk. Accordingly, potential investors should consult their own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of their particular circumstances. For further information, see “Risks associated with foreign currency notes and indexed notes” in the prospectus supplement.

You may lose all or a significant amount of your investment in the notes. We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the Index value.

The Redemption Amount will depend on the change in the value of the S&P GSCI Official Close Index Total Return. Because the value of the Index is subject to market fluctuations, the Redemption Amount may be less than the principal amount of the notes, and you will lose part or all of your investment if the Final Index Value is below the Initial Index Value. Even if the Final Index Value is above the Initial Index Value, you may lose part of your investment if the excess does not offset the deduction in the Redemption Amount for the cost of providing the commodity-linked return on the notes. You may also lose part or all of your investment if you sell the notes before their maturity.

The notes will not be listed and there may be little or no secondary market; in addition, certain costs may affect the value of your notes.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or included in any inter-dealer market quotation system or any electronic communication network, and there may be little or no secondary market for the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for the notes in any secondary market could be substantial.

In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the notes. In structuring the economic terms of the notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide Merrill Lynch with compensation for its services in developing the securities. If a market-maker (which may be Merrill Lynch) makes a market in the notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely compensation for developing and hedging the product and other costs associated with the notes. This quoted price could be higher or lower than the Issue Price. Merrill Lynch is not obligated to make a market in the notes.

Assuming there is no change in the value of the Index and no change in market conditions or any other relevant factors, the price, if any, at which a dealer or other purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the original offering price. This is due to, among other things, the fact that the original offering price included, and secondary market prices are likely to exclude, the development and hedging costs associated with, the notes.

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Your notes will be automatically redeemed if the Index closes at a level equal to or less than 85.00% of the Initial Index Value.

If on any Index Business Day prior to April 18, 2011, the closing value of the Index is equal to or less than 85.00% of the Initial Index Value, which we call a Trigger Event, your notes will be automatically redeemed. The automatic early redemption amount will be based on the performance of the Index, as reduced by interest charges and fees for providing the Index-linked return on the notes, as determined on the Index Business Day immediately following the Trigger Event. In this case, you will receive a Redemption Amount that will likely be significantly less than the principal amount of your original investment in the notes.

If there is a Commodity Hedging Disruption Event, the Issuer will be able to accelerate your notes early, at a price determined by the Calculation Agent.

Commodity futures contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities.  In the United States, the Commodity Futures Trading Commission has recently announced that it is considering imposing position limits on certain commodities and the manner in which current exemptions for hedging transactions or positions are implemented.  Such restrictions may cause the Issuer to be unable to effect transactions necessary to hedge our obligations under the notes (a “Commodity Hedging Disruption Event”), in which case SEK may, in its sole and absolute discretion, accelerate the repayment of the notes by paying you their fair market value, as determined in good faith and in a commercially reasonable manner by the Calculation Agent.  In this event, the price determined by the Calculation Agent – which may differ from the Redemption Price (as defined on page P-6) – would be binding on the Issuer and holders.  If the notes are accelerated due to a Commodity Hedging Disruption Event, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment.  See “Description of the Notes” herein for further information.

The formula for determining the Redemption Amount does not take into account all developments in the SPGCCITR over the term of the notes.

The formula used to calculate the Redemption Amount only compares the Initial Index Value and the Final Index Value. No other Index levels will be taken into account for that purpose. As a result, you may lose part of your investment even if the Index has risen at certain times during the term of the notes before falling to a level below the Initial Index Value on the Final Valuation Date.

Past Index performance is no guide to future performance.

The actual performance of the SPGCCITR over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the SPGCCITR or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.

There is a greater possibility that the SPGCCITR will decline substantially over the short term than over the longer term.

The term of the notes is approximately one year. Historical information indicates that, although the SPGCCITR has been profitable over most twelve month periods, it has performed significantly better over three- and five-year periods. In addition, the value of the Index has declined sharply in the last few months. There is a greater risk over the shorter term than the longer term that the SPGCCITR may decline, causing significant losses.

The notes have increased sensitivity to changes in the value of the Index

Because the investment in the notes is leveraged, changes in the value of the Index will have a greater impact on the payout on the notes than on the payout on securities that are not so leveraged. Since the leverage factor provides 300% exposure to increases and decreases in the value of the Index, every 1% change in the value of the Index will translate into an approximate 3% change in the value of the Redemption Amount the holder will receive. In particular, any decrease in the value of the Index would result in a significantly greater decrease in the Redemption Amount and the holder would suffer losses on the investment in the notes substantially greater than if the notes did not contain a leverage component. In addition, the downward adjustments to the Index Result for the Fees and the T-Bill yield are also multiplied by a factor of three and thus have a leveraged negative impact on the Redemption Amount the holder will receive.

P-11

Data sourcing, calculation and concentration risks associated with the SPGCCITR may adversely affect the market price of the notes.

The notes are linked to the Index, which is composed of a basket of 24 exchange-traded futures contracts (each, an “Index Component”), and is therefore less diversified than funds or investment portfolios investing in a broader range of products. Accordingly, the notes could experience greater volatility than such other investments. Additionally, the rebalancing of the Index is subject to potential errors in data sources or other errors that may affect the weighting of the Index Commodities. Additionally, the Index Publisher may not discover every discrepancy. The Index Publisher also has discretion in making decisions with respect to the Index and has no obligation to take the needs of the holders of the notes into consideration when rebalancing or making any other changes to the Index. Finally, the exchange-traded commodities underlying the Index Components are concentrated in a limited number of sectors. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

The value of your notes may be influenced by many factors that are complex and unpredictable.

When we refer to the value of the notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the maturity date.

The value of the notes will be affected by many factors that are beyond our control and are unpredictable. Moreover, these factors interrelate in complex ways, and the effect of one factor on the value of the notes may offset or enhance the effect of another factor. One of the risks in investing in a product tied to the Index is the complexity of the different factors which contribute to the results of the Index. The Index could decline in a wide range of market scenarios, including ones in which other commodity indices rise substantially.

Prices of commodity futures contracts may change unpredictably, affecting the value of the notes in unforeseeable ways.

Prices of commodity futures contracts are affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates and trading activities in commodities and related contracts. These factors may affect the level of the Index and the value of the notes in varying ways, and different factors may cause the value of different Index Components, and the volatilities of their prices, to move in directions not anticipated in the methodologies underlying the Index.

The Index level will affect the value of the notes, but the market value of the notes may not change in the same manner as the level of the Index.

We expect that the market value of the notes at any particular time will depend substantially on the amount, if any, by which the level of the Index at that time has risen above or has fallen below the Initial Index Value.

However, the value of the notes may develop quite differently from the performance of the Index. For the reasons described above under “The formula for determining the Redemption Amount does not take into account all developments in the SPGCCITR over the term of the notes” and other market-related reasons, such as those described below, changes in the level of the Index may not result in comparable changes in the value of the notes. If you sell notes prior to maturity, you may receive substantially less than the amount that would be payable if the Redemption Amount were calculated as if your date of sale were the Maturity Date because of an expectation that the Index value will continue to fluctuate, or exhibit volatility, until the Final Index Value is determined. If you sell your notes at a time when the level of the Index has generally trended below, or not sufficiently above, the Initial Index Value, you may receive less than the principal amount of your notes. Political, economic and other developments that affect the Index Commodities may also affect the level of the Index and, indirectly, the market value of your notes.

Changes in interest rates are likely to affect the value of the notes.

We expect that the value of the notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect the notes and a traditional debt security to different degrees.

P-12

The notes will be obligations of SEK.  No other company or entity will be responsible for payments under the notes.

The notes are to be issued by the Company.  The notes will not be guaranteed by any other company or entity.  No other entity or company will be responsible for payments under the notes or liable to holders of the notes in the event SEK defaults under the notes.  The notes will not be obligations of, or guaranteed by, the Kingdom of Sweden or any internal division or agency thereof.  The notes will not be issued by or guaranteed by Merrill Lynch.  Neither the Kingdom of Sweden nor Merrill Lynch will have any liability to purchasers of the notes in the event SEK defaults on the notes.

Any decline in our credit ratings may affect the value of the notes.

Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the value of the notes.

There may be conflicts of interest between you and Merrill Lynch and its affiliates.

Certain activities conducted by Merrill Lynch and its affiliates (including Bank of America Corporation and its subsidiaries) may conflict with your interests as a holder of the notes. For example, as indicated above, we have elected to hedge our obligations under the notes with an affiliate of Merrill Lynch. It is possible that Merrill Lynch could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

Merrill Lynch and its affiliates may also engage in trading for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers relating to one or more of the Index Components or in the underlying commodities. Any of these activities of Merrill Lynch or its affiliates could adversely affect the value of the Index – directly or indirectly, by affecting the value of the Index Commodities – and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

In addition, we have issued, and Merrill Lynch and its affiliates may also issue, and have also underwritten, other securities or financial or derivative instruments linked to the SPGCCITR, which may compete with the notes. By introducing competing products into the market in this manner, we or Merrill Lynch and its affiliates may adversely affect the market value of the notes and the amount we pay on the notes at maturity. To the extent that Merrill Lynch or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

As Calculation Agent, MLCI will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

As calculation agent for the notes, MLCI, an affiliate of Merrill Lynch, will have some discretion in making various determinations that affect the notes, including the Final Index Value or the redemption amount payable on any early redemption for tax reasons or any acceleration, various interest rate determinations (including three-month LIBOR and the T-Bill return), and in some cases when a market disruption event is occurring, daily contract reference prices for futures contracts. We will use these determinations to calculate how much cash we must pay at maturity. The exercise of this discretion by MLCI could adversely affect the value of the notes and may present Merrill Lynch and its affiliates with a conflict of interest of the kind described above under “There may be conflicts of interest between you and Merrill Lynch and its affiliates.”

Suspensions or disruptions of trading in the commodity and related futures markets may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, trading restrictions will follow the regulations set forth by the trading facility on which the contract is listed. Limit prices may have the effect of precluding trading in a particular contract, which could adversely affect the value of the Index and, therefore, the value of your notes.

P-13

If a Market Disruption Event occurs in respect of any Index Component, the value of that contract at the Final Valuation Date, the Final Index Value and the Redemption Amount will be calculated by the Calculation Agent in good faith in the manner described under “Disruption Fallback” on page P-8 above. Accordingly, the calculation of your indexed payment may be delayed beyond what would otherwise be the valuation date and may be subject to the judgment of the Calculation Agent. Additionally, regardless of the market disruption event, the Index Publisher may continue to calculate the value of the Index and publish such value. Therefore, if a market disruption event occurs, the redemption amount may not reflect the actual value of the Index on the valuation date.

It is difficult to predict what effect higher and lower future prices of commodities included in the SPGCCITR, relative to their current prices, may have on its value.

As the contracts that underlie the SPGCCITR come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in May may specify a July expiration.  As time passes, the contract expiring in July is replaced by a contract for delivery in October.  This is accomplished by selling the July contract and purchasing the October contract. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the July contract would take place at a price that is higher than the price of the October contract, thereby creating a “roll yield”. Some commodities futures contracts included in the Index, such as the contract for gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Unlike commodities indices which reflect contracts only in long positions and where the absence of backwardation in the market for a commodities futures contract could result in negative “roll yields,” the presence of short positions in the Index means one cannot predict the effect of contango and backwardation on the value of the Index.

Changes in the composition and valuation of the SPGCCITR may adversely affect your notes.

The composition of the SPGCCITR may change over time or other modifications may be made to the SPGCCITR in the future. Such changes could adversely affect the value of the notes.  Holders of the notes should make their own investigation into the Index. See “The Futures Markets” and “S&P GSCI Official Close Index Total Return” below for additional information.

Holders have no right to receive delivery of the commodities underlying the Index.

Investing in the notes will not make holders owners of any of the Index Commodities. Any amounts due on the notes will be paid in cash, and holders will have no right to receive delivery of any Index commodities.

Payment of the Interest Amount is deferred until the settlement date.

Although the Interest Amount is calculated on a quarterly basis, the Interest Amount is not capitalized and is not paid until the Settlement Date. Holders therefore do not have the ability to earn a return on the Interest Amount during the term of the note.

The notes are subject to redemption only in whole, and not in part.

Because the notes are only subject to Optional Redemption in full, and not in part, no holder of less than the full $12,000,000 in aggregate principal amount of the notes will be able to effect any Optional Redemption.

There is no affiliation between the Index Publisher, on the one hand, and the Issuer, on the other hand, and there is no responsibility on the part of the Issuer for any disclosure by the Index Publisher.

The Issuer does not assume any responsibility for the adequacy or accuracy of any information provided by the Index Publisher for inclusion in this pricing supplement. Holders of the notes should make their own investigation into the Index. See “The Futures Markets” and “S&P GSCI Official Close Index Total Return” below for additional information about the Index.

P-14

DESCRIPTION OF THE NOTES

The U.S. $12,000,000 “Aggregate Principal Amount” Commodity Index Linked Notes Due April 26, 2011 (the “notes”) offered hereby are Senior Medium-Term Notes of the Issuer, as described in the prospectus supplement. The notes will be issued on March 24, 2010 (the “Issue Date”) in book-entry form only and will be eligible for transfer through the facilities of the Depositary or any successor depositary. The notes will be issued in minimum denominations of U.S. $1,000,000 and in integral multiples of U.S. $100,000 in excess thereof and will have a “Stated Maturity Date” of April 26, 2011, subject to postponement due to a Market Disruption Event (as defined below). If the determination of the Final Index Value is postponed to or beyond the second New York Business Day immediately prior to the Stated Maturity Date due to a Market Disruption Event or otherwise, the Maturity Date will be postponed so that the Maturity Date will be the second New York Business Day following the date of the determination of the Final Index Value. The notes are offered as index-linked notes with the amount payable upon redemption partially linked to the performance of the “S&P GSCI Official Close Index Total Return” (the “Index”). The “Pricing Date” for the notes is March 16, 2010. The holders of the notes will have the right to request early redemption of the notes in whole, but not in part, prior to the Stated Maturity Date (“Optional Redemption”) (as further described below). In addition, the notes will be automatically redeemed in full upon the occurrence of a certain decline in value of the Index (“Automatic Redemption”) (as further described below).

On the Settlement Date (as described below) relating to the Stated Maturity Date, an Optional Redemption or an Automatic Redemption, if any, holders of the notes will receive a single payment in U.S. dollars in an amount equal to the Redemption Price as described below. Since the notes are not principal-protected, such Redemption Price may be significantly less than the invested Aggregate Principal Amount. The Issuer is not liable for any loss of Aggregate Principal Amount that may occur due to fluctuations in the Index value and the calculation of the Redemption Price.

The “Redemption Price” is comprised of an amount in cash equal to the sum of the Redemption Amount plus the Interest Amount and will be calculated by MLCI (the “Calculation Agent”) on the relevant Final Valuation Date (as defined below), subject to postponement due to a Market Disruption Event. The Redemption Amount is linked to the performance of the Index and will vary depending on the settlement price of the Index as it appears on Bloomberg page “SPGCCITR Index” or Reuters page “.SPGSCITR” (or any successor page of either) (the “Final Index Value”) on such Final Valuation Date. The investment of holders in the notes will be leveraged by 300% and any percentage increase or decrease in the value of the Index over 4454.467 (the “Initial Index Value”) will be multiplied by a factor of three at the Final Valuation Date. The Index Result will be adjusted downward by a factor of three times the T-Bill Yield and Fees (both as defined below) for the cost of providing a pure commodity-linked return.

The “Redemption Amount” will be an amount equal to the greater of (i) zero and (ii) the Outstanding Principal multiplied by the sum of (A) 1 plus (B) the product of (I) 3 times (II) the Index Result minus Fees minus the T-Bill Yield.

“Outstanding Principal” will be, on a Final Valuation Date relating to the Stated Maturity Date, Automatic Redemption or Optional Redemption of a note, the entire outstanding Aggregate Principal Amount of such note on such date. The “Index Result” will be the Final Index Value divided by the Initial Index Value minus 1. The “Fees” are equal to 0.37% multiplied by the number of days from and including the Pricing Date to but excluding the applicable Final Valuation Date divided by 365. “T-Bill Yield” is the yield, expressed as a percentage, equal to the U.S. Treasury Bill return as measured on each date from the day following the Pricing Date to and including the applicable Final Valuation Date and calculated pursuant to the formula described on page P-6.

Upon any redemption of the notes, holders will receive in addition to the Redemption Amount athe amount of interest that has accrued on the outstanding Aggregate Principal Amount of the notes for the period from and including the Issue Date to but excluding the Settlement Date. Such “Interest Amount” will accrue at a rate equal to the greater of 0% and three-month U.S. dollar LIBOR (the “Interest Rate Basis”) as displayed on Reuters page “LIBOR01” (or any successor page) minus a “Spread” of 0.27% on the outstanding Aggregate Principal Amount of the notes. This rate will be set initially on the Issue Date and will subsequently reset on each Interest Reset Date. The Interest Amount will accrue during each period (each, an “Interest Period”) from and including an Interest Reset Date (or, with respect to the first Interest Period, the Issue Date) to but excluding the immediately following Interest Reset Date (or, with respect to the last Interest Period, the Settlement Date). The Interest Rate Basis for Interest Periods following the initial Interest Period will be reset quarterly, on July 26, 2010, October 26, 2010, and January 26, 2011 (each, an “Interest Reset Date”).

P-15

(For the avoidance of doubt, the Interest Rate Basis will not be re-evaluated, even if the Maturity Date is postponed, due to a Market Disruption Event at the end of the final Interest Period.) The accrued Interest Amount will be paid only once on the Settlement Date as part of the Redemption Price.

The holders of the notes will have the right to request the early redemption of the notes in whole, but not in part (i.e., holders may only redeem the entire Aggregate Principal Amount of the notes), on any Optional Repayment Date at the applicable Redemption Price. To exercise its right to optionally redeem a note, a holder is required to provide written notice to the Calculation Agent, the Trustee and the Issuer by sending a notification in the form entitled “Option To Elect Repayment” attached hereto as Exhibit A. An “Optional Repayment Date” may be any Index Business Day from and excluding the Issue Date to but excluding April 18, 2011, on which notice of the exercise of Optional Redemption is given in accordance with the terms hereof.

The notes are also subject to automatic redemption in full at the applicable Redemption Price following a Trigger Event. A “Trigger Event” will be deemed to occur on the first Index Business Day from and excluding the Issue Date to but excluding April 18, 2011, on which the closing level of the Index is equal to or less than 85.00% of the Initial Index Value.

Holders will receive payment of the Redemption Price on the Settlement Date. The “Settlement Date” is (i) the Stated Maturity Date with respect to a redemption of notes on the Stated Maturity Date, and (ii) the fifth (5th) New York Business Day following the applicable Final Valuation Date with respect to a redemption of notes following an Optional Redemption or Automatic Redemption. A “Trading Day” is each day, as determined by the Calculation Agent, on which trading is generally conducted on the relevant exchange(s) for an applicable commodity included in the Index.

Amounts payable on the Settlement Date will be determined by the Calculation Agent in good faith and a commercially reasonable manner on the related Final Valuation Date. The “Final Valuation Date” is (i) with respect to a redemption of notes on the Stated Maturity Date, April 18, 2011, (ii) with respect to a redemption of notes at the option of the holder, the Optional Repayment Date, provided that notice of the exercise of the Optional Redemption is received by the Calculation Agent prior to 11:00 a.m., New York time, on such date, or, if such notice is given after 11:00 a.m., New York time, the first Index Business Day following the date on which such notice is given, (iii) with respect to an Automatic Redemption of notes upon the occurrence of a certain decline in value of the Index (as described above), the Index Business Day immediately following the Trigger Event, and (iv) in the case of a Commodity Hedging Disruption Event, the Acceleration Valuation Date.

If the Calculation Agent determines that on a Final Valuation Date (i) a material limitation, suspension or disruption of trading in one or more of the Index Components has occurred, (ii) the settlement price for any Index Component is a “limit price” and/or (iii) the exchange on which any Index Component trades fails to report or publish a settlement price for such Index Component (each, a “Market Disruption Event”), then the applicable Final Valuation Date will be determined as follows: The Calculation Agent will calculate the Final Index Value using (i) for those Index Components that did not suffer a Market Disruption Event on such Final Valuation Date the final settlement prices for such Index Components on such Final Valuation Date and (ii) for each Index Component that did suffer a Market Disruption Event on such Final Valuation Date the final settlement price for such Index Component on the Trading Day immediately succeeding such Final Valuation Date on which the final settlement price for such Index Component was not affected by a Market Disruption Event; provided that, if a Market Disruption Event has occurred on each of the three (3) Trading Days immediately succeeding such Final Valuation Date, the Calculation Agent will make a good faith estimate of the price of the relevant Index Component and, using that price, determine the Final Index Value.

In the event the Index Publisher changes its method of calculating the Index in any material respect, as determined by the Calculation Agent, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate the Final Index Value in accordance with such adjustments. In the event that the Index Publisher ceases to publish the Index following the Issue Date and neither the Index Publisher nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts, then the Final Index Value with respect to the notes will be calculated by the Calculation Agent in accordance with the formula applied by the Index Publisher to calculate the Index on the last day on which the Index was published.

P-16

The Issuer cannot redeem the notes prior to maturity (other than in the case of Automatic Redemption or a Declaration of Acceleration by the Issuer due to a Commodity Hedging Disruption Event) unless, due to the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental change subsequent to the date of this issuance of the notes, the Issuer would become obligated to pay additional amounts. If such an imposition occurs, the Issuer may at its option redeem all, but not less than all, the notes by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice. In such event, the redemption price will be equal to the fair market value of the notes on the fifth Trading Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on the Issuer and the holders of the notes).

The notes may be subject to acceleration by the holders following the occurrence of Events of Default. The redemption price for each such note being accelerated by the holders shall equal the market value of such note on the date of the declaration of acceleration, as determined by the Calculation Agent.

If a Commodity Hedging Disruption Event (as defined below) occurs, the Issuer will have the right, but not the obligation, to accelerate payment on the notes (in whole, and not in part) by providing written notice of its election to exercise such right to the Trustee (on which notice the Trustee may conclusively rely), as promptly as possible and in no event later than two London and New York Business Days following the day on which such Commodity Hedging Disruption Event has occurred. The cash amount due and payable per $100,000 principal amount of notes in the event of any such acceleration shall be equal to the fair market value of such principal amount of notes (including the applicable Interest Amount) on the second London and New York Business Day immediately following the Issuer’s delivery to the Trustee of such declaration of acceleration (such date, “the Acceleration Valuation Date”), as determined by the Calculation Agent in good faith in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on the Issuer and the holders of the notes), and will be payable to holders of the notes on the fifth New York business day following the Acceleration Valuation Date. In the event of any such acceleration, the Issuer will provide, or will cause the Calculation Agent to provide, written notice to the Trustee (on which notice the Trustee may conclusively rely), and to the Depository Trust Company (“DTC”) of the cash amount due and payable with respect to each $100,000 principal amount of notes as promptly as possible and in no event later than two New York Business Days prior to the date on which such payment is due. For the avoidance of doubt, all procedures and determinations set forth above shall only be applicable with respect to acceleration of payment on the notes by the Issuer as a result of a Commodity Hedging Disruption Event.

A “Commodity Hedging Disruption Event” shall occur if, for any reason whatsoever, the Issuer is, after using commercially reasonable efforts, unable to either (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of all or any part of any transaction(s) or asset(s) the Issuer deems necessary to hedge the risk of performing its commodity-related obligations with respect to the notes (including, without limitation, any commodity-related payments on the notes), or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s); including without limitation, any such inability arising as a result of the adoption of, or any change in, any law, regulation, rule or order applicable to the Issuer or its counterparties, or the promulgation of, or any change in the interpretation by any court, tribunal, or regulatory authority with competent authority or any relevant trading system or exchange facility, of any such applicable law, rule, regulation or order, in each case occurring on or after the Pricing Date.

P-17

ADDITIONAL INFORMATION

Calculation Agent

We have initially appointed Merrill Lynch Commodities, Inc. as Calculation Agent for the purpose of determining the Final Index Value, the Redemption Amount and the Interest Amount, as described herein, and for all calculations and determinations regarding Market Disruption Events, any Automatic Redemption, Optional Redemption or redemption due to tax reasons and the interest rate applicable to any overdue payment of the Redemption Price. Unless there is manifest error, these determinations by the Calculation Agent shall be final and binding on us and the holders of the notes.

License Agreement

S&P and Merrill Lynch have entered into a non-exclusive license agreement providing for the license to Merrill Lynch of the right to use the S&P GSCI Official Close Index in connection with certain securities, including the notes. SEK, as a third party issuer, is a permitted sub-licensee under the license agreement, for purposes of issuing the notes.

The license agreement between S&P and Merrill Lynch provides that the following language must be set forth in the pricing supplement:

“The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P GSCI to track general commodity market performance. S&P’s only relationship to SEK is the sublicensing of certain trademarks and trade names of S&P and of the S&P GSCI, which indices are determined, composed and calculated by S&P without regard to SEK or the notes. S&P has no obligation to take the needs of SEK or the owners of the notes into consideration in determining, composing or calculating the S&P GSCI. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SEK, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

The relevant trademarks associated with the S&P GSCI Official Close Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by S&P. The S&P GSCI Official Close Index is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

P-18

Agent for Service of Process in New York

Under the Indenture, we have irrevocably appointed Mr. David Dangoor, the honorary consul general of the Kingdom of Sweden in The City of New York as our authorized agent for service of process in any action based on the notes or the Indenture brought against us in any U.S. state or federal court in The City of New York.  The contact information for Mr. Dangoor is as follows:

David Dangoor
Honorary Consul General of Sweden
455 Park Avenue, 21st Floor
New York, New York 10022
Tel. No.: +1-212-888-3000

P-19

Hypothetical Examples

In the table below, we provide a range of hypothetical returns for the Index. Based on these hypothetical Index returns, we illustrate a range of approximate Redemption Amounts, expressed as a percentage of the principal amount of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Index returns could have on the Redemption Amount, assuming all other variables remain constant, subject to the assumptions stated in the footnotes.

Initial Index Value	Final Index Value	Index Performance(1)	T-Bill Yield(2)	Fee Percentage(3)	Redemption Amount(4)	Interest Amount(5)	Redemption Price
4454.467	5122.6371	15%	0.44%	0.40%	142.46%	$13,598.33	$1,438,191.99
4454.467	4989.0030	12%	0.44%	0.40%	133.46%	$13,598.33	$1,348,191.99
4454.467	4855.3690	9%	0.44%	0.40%	124.46%	$13,598.33	$1,258,191.99
4454.467	4721.7350	6%	0.44%	0.40%	115.46%	$13,598.33	$1,168,191.99
4454.467	4588.1010	3%	0.44%	0.40%	106.46%	$13,598.33	$1,078,191.99
4454.467	4454.4670	0%	0.44%	0.40%	97.46%	$13,598.33	$988,191.99
4454.467	4320.8330	-3%	0.44%	0.40%	88.46%	$13,598.33	$898,191.99
4454.467	4187.1990	-6%	0.44%	0.40%	79.46%	$13,598.33	$808,191.99
4454.467	4053.5650	-9%	0.44%	0.40%	70.46%	$13,598.33	$718,191.99
4454.467	3919.9310	-12%	0.44%	0.40%	61.46%	$13,598.33	$628,191.99
4454.467	3786.2970	-15%	0.44%	0.40%	52.46%	$13,598.33	$538,191.99
(1)

The “Index Performance” equals the Index Result, expressed as a percentage. If, at the close of any Index Business Day prior to the Final Valuation Date, the Index Performance is less than -15%, a Trigger Event will be deemed to have occurred on such Index Business Day and the Issuer will redeem the notes in whole. While the above hypothetical examples relate to the calculation of the payment on a $1,000,000 note if held to maturity, fundamentally similar calculations would be made to determine the Redemption Price that would be paid to you if a trigger event were to occur, except that in the case of any early repurchase, the Index Performance, T-Bill Yield, Fee and Redemption Amount would be calculated on the relevant (earlier) Final Valuation Date.  The performance of the Index cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical levels of the Index set forth elsewhere in this pricing supplement.

(2)
For the purpose of the above hypothetical examples, the T-Bill Yield is assumed to be 0.44%.  The T-Bill Yield will be calculated according the formula set forth on page P-6 under the heading “T-Bill Yield.”

(3)
For the purpose of the above hypothetical examples, the Fee Percentage is equal to 0.40% (The “Fee Percentage” is the amount of the Fees if the applicable note is not redeemed until the Stated Maturity Date.) The Fees, as of any Index Business Day, are equal to 0.37% multiplied by the number of calendar days from and including the Pricing Date to but excluding the applicable Final Valuation Date, divided by 365.

(4)	Redemption Amount expressed as a percentage of principal amount.

(5)
For the purpose of the above hypothetical examples, the three-month LIBOR Rate is assumed to be 1.23%.  Interest will accrue on a quarterly basis, and will be calculated according to the formula set forth above under “Description of the Notes.”

P-20

Same-Day Funds Settlement and Payment

The initial payment to the Issuer for the notes and all payments of principal and interest thereon will be made in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE FUTURES MARKETS

Futures contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. All of the contracts included in the S&P GSCI Official Close Index are exchange-traded futures contracts. An exchange-traded commodities futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the commodity is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin”. This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market”.

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearinghouse guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission.

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S&P GSCI OFFICIAL CLOSE INDEX TOTAL RETURN

General

The S&P GSCI Official Close Index (the “S&P GSCI”) of which the S&P GSCI Official Close Index Total Return (the SPGCCITR) is a fully-collateralized sub-index, is designed as a benchmark for investment in the commodity markets and measures the performance of an investment in such markets over time. It is also designed as a “tradable” index that is readily accessible to market participants. The S&P GSCI is calculated primarily on a world production-weighted basis and tracks the returns of rolling front-month commodities futures contracts. There is no limit on the number of futures contracts that may be included in the S&P GSCI; any futures contract that satisfies the eligibility criteria and the other applicable conditions may be included. This feature enhances the ability of the S&P GSCI to serve as a benchmark for commodity market performance and to reflect general levels of price movements and inflation in the world economy. The S&P GSCI is calculated and published by S&P.

The principles behind the construction of the S&P GSCI are public and designed to allow easy and cost-efficient investment implementation. Possible means of implementation include the purchase of S&P GSCI-related instruments, such as the S&P GSCI futures contract traded on the Chicago Mercantile Exchange (the “CME”) or over-the-counter derivatives, or the direct purchase of the underlying Index Components.

Economic Weighting

The S&P GSCI is primarily world-production weighted; the quantity of each Index Commodity in the index is determined by the average quantity of production based on the last five years of available data. Such weighting provides the S&P GSCI with significant advantages, both as an economic indicator and as a measure of investment performance.

For use as an economic indicator, the appropriate weight to assign to each commodity is in proportion to the amount of that commodity flowing through the economy (i.e., the actual production or consumption of that commodity). For instance, the impact that doubling the price of a commodity has on inflation and on economic growth depends directly on how much the commodity is used (or produced) in the economy.

From the standpoint of measuring investment performance, production weighting is not only appropriate but also vital. The key to measuring investment performance in a representative fashion is to weight each asset by the amount of capital dedicated to holding that asset. In equity markets, this representative measurement of investment performance is accomplished through weighting indices by market capitalization.

For commodities, there is no direct counterpart to market capitalization. The problem is that commodities, and the related price risks, are held in a variety of ways—long futures positions, over-the-counter investments, long-term fixed-price purchasing contracts, physical inventory at the producer, etc.—making a complete accounting of capital dedicated to holding commodities from the time they are produced to the time they are consumed infeasible. A simple way to achieve a close analogue to true market capitalization, abstracting from differences in inventory patterns, is to note that the net long position of the economy is proportional to the quantity produced—hence, production weighting.

A Broad Spectrum of Commodities

The S&P GSCI contains as many commodities as possible, with the rules excluding commodities only to retain liquidity and investability in the underlying futures markets. Currently, the S&P GSCI contains 24 Index Commodities from all commodity sectors: six energy products, five industrial metals, eight agricultural products, three livestock products and two precious metals. This broad range of constituent commodities provides the S&P GSCI with a high level of diversification both across sub sectors and within each sub sector. This diversity minimizes the effects of highly idiosyncratic events, which have large implications for the individual commodity markets, but are muted when aggregated at the level of the S&P GSCI.

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Together, the diversity of its constituent commodities and their economic weighting allow the S&P GSCI to respond in a stable way to world economic growth, even as the composition of global growth changes through time. When world growth is dominated by industrialized economies, the metals sector of the S&P GSCI generally responds more than the agricultural components. Similarly, when emerging markets dominate world growth, agricultural and petroleum-based commodities generally respond the most. Thus, for example, an index that significantly under-weights agriculture would significantly under perform in a global economy with weak OECD and strong emerging markets growth, much like a stock index that only contained industrials would provide a misleading picture of a service-led economy.  (As the S&P GSCI transitioned from including Unleaded Gasoline to including RBOB Gasoline, the S&P GSCI temporarily contained 25 commodities, seven of which were in the energy sector. This transition period lasted from the August 2006 roll to the October 2006 roll.)

Liquidity Constraints and Return Calculations

Individual commodities are screened by liquidity for inclusion in the S&P GSCI. The eligibility requirements are designed to promote cost-effective implementation and true investability. Underlying liquidity eases hedging of derivative products and investing in sub-sector or individual commodity overlays. Furthermore, liquidity in the underlying futures markets facilitates the discovery of true market prices for the components of the S&P GSCI.

S&P GSCI returns are calculated (as discussed in detail in the following section) based on the arithmetic average of stable long positions in futures contracts. This methodology, along with the liquidity in the underlying markets, allows easy implementation of the portfolio of futures contracts that the S&P GSCI represents. These characteristics of the S&P GSCI are designed to allow for efficient and relatively inexpensive arbitrage of publicly traded S&P GSCI-related instruments such as the CME futures contract.

S&P GSCI Components and Weights

Currently, 24 commodities meet the eligibility requirement for the S&P GSCI. A list of these components and their dollar weights in the S&P GSCI, organized by sector, is presented the following table.

S&P GSCI Components and Dollar Weights (as of March 16, 2010)

Energy	70.74%	Industrial Metals	8.46%	Precious Metals	3.12%	Agriculture/Softs	12.85%	Livestock	4.82%
Brent	14.62%	Aluminum	2.66%	Gold	2.78%	Corn	3.05%	Live Cattle	2.68%
Gasoil	5.68%	Copper	3.71%	Silver	0.34%	Kansas Wheat	0.55%	Lean Hogs	1.69%
Gasoline RBOB	4.80%	Lead	0.50%			Soybeans	2.17%	Feeder Cattle	0.45%
Heating Oil	4.52%	Nickel	0.86%			Wheat	2.78%
Natural Gas	4.01%	Zinc	0.73%			Cocoa	0.35%
WTI Crude Oil	37.11%					Coffee	0.69%
						Sugar	2.04%
						Cotton	1.23%

Construction of the S&P GSCI

Three S&P GSCI indices are published: “excess return,” “total return” and “spot.” The excess return index measures the returns accrued from investing in uncollateralized nearby commodity futures, the total return index measures the returns accrued from investing in fully-collateralized nearby commodity futures, and the spot index measures the level of nearby commodity prices. Thus, the excess return index and the SPGCCITR provide useful representations of returns available to investors from investing in the S&P GSCI. In fact, the total return (i.e., the return on the SPGCCITR) is the measure of commodity returns that is completely comparable to returns from a regular investment in the Standard & Poor’s 500 (with dividend reinvestment) or a government bond, while the return on the excess return index is comparable to the return on the Standard & Poor’s 500 above cash.

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The Roll Period

The rolling forward of the underlying futures contracts in the index portfolio occurs once each month on the 5th through 9th business days (the roll period). As explained above, some of the underlying commodity contracts expire in the next month and thus need to be rolled forward. The simplest way to think of the process is as rolling from one basket of nearby futures (the first nearby basket) to a basket of futures contracts that are further from expiration (the second nearby basket). The S&P GSCI is calculated as though these rolls occurred at the end of each day during the roll period at the daily settlement prices.

In the absence of the occurrence of an adjustment to the roll period, the portfolio is shifted from the first to the second nearby baskets at a rate of 20 percent per day for the five days of the roll period. Until just before the end of the 5th business day, the entire S&P GSCI portfolio consists of the first nearby basket of commodity futures. At the end of the 5th business day, the portfolio is adjusted so that 20 percent of the contracts held are in the second nearby basket (i.e., a basket of future contracts that are farther from maturity), with 80 percent remaining the first nearby basket.

The roll process continues on the 6th, 7th, and 8th business days, with relative weights of first to second nearby baskets of 60 percent/40 percent, 40 percent/60 percent, and 20 percent/80 percent At the end of the 9th business day, the last of the old first nearby basket is exchanged, completing the roll and leaving the entire portfolio in the aforementioned “second nearby basket.” At this time, this former second nearby basket becomes the new first nearby basket, and a new second nearby basket is formed (with futures maturities further in the future) for use in the next month’s roll.

Rolls and Holding Periods

All of the rolls occur at the end of the business day. Therefore, on the 1st through 4th business days and throughout the day (until the end of the day) on the 5th business day, the S&P GSCI portfolio consists of a single basket, the first nearby basket. Therefore, even though the 5th business day is the first day of the roll, the portfolio return for the 5th business day is based on the portfolio construction of the evening before (i.e. the first nearby basket).

On the 6th business day, the returns are generated by the portfolio constructed at the end of the 5th business day (i.e., 80 percent first nearby basket and 20 percent second nearby basket). The roll continues, until the 10th business day (the last roll occurring at the end of the 9th business day), when the returns are generated by 100 percent of the new first nearby basket, which is held until the beginning of the next month’s roll period. Note that from the end of the 5th business day to the end of the 9th business day is the only period during which the S&P GSCI consists of a mixture of the two baskets and hence may contain more than one futures maturity per commodity.

Quantity versus Value Weights

The last key point to be made about the roll process is to specify exactly what the 80 percent/20 percent or other relative splits between nearby baskets mean. The roll percentages refer to contracts or quantities, not value. Taking the first day of the roll as an example, just before the roll takes place at the end of the day, the S&P GSCI consists of the first nearby basket. That portfolio, constructed the night before and held throughout the 5th business day, has a dollar value. For the roll, that dollar value is distributed across the first and second nearby baskets such that the number of contracts or the quantity of the first nearby basket is 80 percent of the total and the quantity held of the second nearby basket is 20 percent of the total.

The dollar value held of each nearby basket can then be calculated from those quantity weights by multiplying them by the prices of the futures contracts contained in each basket. As the baskets contain futures with different maturities for some of the Index Commodities, the prices are generally close but not exactly the same. Hence, the percentage of the portfolio value (i.e., dollar weight) held in each basket is generally close to, but not exactly equal to, the 80 percent/20 percent split specified for the quantities.

The world-production weighting of the S&P GSCI is accomplished by keeping the quantity weights of the individual commodities within each basket proportional to world production weights, which are averages of historical production levels and are generally updated every year.

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Periodic and Ongoing Reviews

The composition of the S&P GSCI is reviewed on a monthly basis during any given S&P GSCI year. The S&P GSCI will be reviewed on the earliest day in each calendar month that all the data necessary to perform relevant determinations is available. The key calculation to be made is that of the trading value multiple (the “Trading Value Multiple”), which will be determined in relation to each designated contract (a “Designated Contract”), based upon volume data for the relevant period. A Designated Contract is a contract included in the S&P GSCI for a specified period, based on the eligibility criteria. If the Trading Value Multiple of any Designated Contract falls below a specified threshold for the relevant S&P GSCI year, then the composition of the S&P GSCI with respect to the S&P GSCI commodity underlying such contract will be re-determined. Eligibility criteria include: contracts on physical commodities, not financial commodities; contracts for a specified term till expiration or delivery; contracts trading on an exchange situated in an OECD member state; contracts denominated in U.S. dollars; availability of daily contract reference prices, price quotations and trading volume data; and the meeting of certain total dollar trading and percentage dollar-weighted thresholds.

The adjustment of the composition of the S&P GSCI is carried out in accordance with the following principles:

(1) All eligible contracts, whether previously included in the S&P GSCI or not, on such commodity as of such date are identified, based on the eligibility criteria and subject to a number of specified limits.

(2) The contract production weights of all contracts so identified are determined with regard to (amongst other things) the total quantity traded for each such contract as a percentage of the aggregate total quantity traded of all the contracts on the same Index Commodity. These quantities are based on volume data for the relevant calculation period for which such data is available for all contracts on the relevant Index Commodity.

(3) At the beginning for the new S&P GSCI period following the foregoing adjustments, the S&P GSCI will be re-normalized in accordance with the normalizing constraint, which is determined each time the composition of the S&P GSCI is changed pursuant to certain specified procedures.

If any changes are made, the manner in which such changes are effected will be determined based on market conditions and other relevant factors, and publicly announced as soon as is reasonably practicable, which is expected to be at least three weeks prior to the implementation of such changes.

Calculation of the S&P GSCI Official Close Index Total Return

The value of the S&P GSCI Official Close Index Total Return on any calculation date is equal to the product of (i) the value of the S&P GSCI Official Close Index Total Return on the immediately preceding Index business day multiplied by (ii) one plus the sum of the contract daily return and the Treasury bill return on the hypothetical investment in the S&P GSCI Official Close Index on the Index business day on which the calculation is made multiplied by (iii) one plus the Treasury bill return on the hypothetical investment in the S&P GSCI Official Close Index I for each non Index business day since the immediately preceding Index business day.  The result of the foregoing calculation is then rounded to seven digits of precision.

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Performance of the S&P GSCI TR

The following table sets forth the level of the Index at the end of each month in the period from January 2003 through February 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the notes.

Month End	Price	Month End	Price	Month End	Price
1/31/2003	4064.017	6/30/2005	6150.555	11/30/2007	7059.313
2/28/2003	4556.683	7/29/2005	6488.547	12/31/2007	7466.300
3/31/2003	3900.014	8/31/2005	7471.138	1/31/2008	7464.397
4/30/2003	3660.664	9/30/2005	7472.479	2/29/2008	8304.774
5/30/2003	4011.637	10/31/2005	6700.938	3/31/2008	8207.262
6/30/2003	4020.441	11/30/2005	6443.100	4/30/2008	8860.935
7/31/2003	4049.073	12/30/2005	6627.923	5/30/2008	9667.63
8/29/2003	4214.535	1/31/2006	6915.184	6/30/2008	10558.65
9/30/2003	4042.416	2/28/2006	6216.447	7/31/2008	9267.716
10/31/2003	4130.979	3/31/2006	6535.376	8/29/2008	8609.478
11/28/2003	4236.690	4/28/2006	6949.29	9/30/2008	7538.308
12/31/2003	4501.27	5/31/2006	6895.806	10/31/2008	5412.614
1/30/2004	4518.907	6/30/2006	6975.966	11/28/2008	4609.339
2/27/2004	4854.228	7/31/2006	7115.849	12/31/2008	3995.392
3/31/2004	4951.779	8/31/2006	6599.417	1/30/2009	3638.249
4/30/2004	5088.348	9/29/2006	5892.855	2/27/2009	3416.291
5/31/2004	5323.78	10/31/2006	5741.511	3/31/2009	3570.220
6/30/2004	5073.563	11/30/2006	6058.907	4/30/2009	3537.422
7/30/2004	5466.899	12/29/2006	5627.641	5/29/2009	4233.062
8/31/2004	5254.619	1/31/2007	5498.775	6/30/2009	4257.237
9/30/2004	5917.433	2/28/2007	5735.058	7/31/2009	4276.149
10/29/2004	6162.906	3/30/2007	5920.547	8/31/2009	4175.001
11/30/2004	5864.785	4/30/2007	5904.263	9/30/2009	4182.209
12/31/2004	5278.977	5/31/2007	5812.547	10/30/2009	4427.820
1/31/2005	5635.918	6/29/2007	5999.784	11/30/2009	4495.315
2/28/2005	5986.822	7/31/2007	6332.531	12/31/2009	4534.169
3/31/2005	6439.382	8/31/2007	6067.398	1/29/2010	4176.224
4/29/2005	5856.562	9/28/2007	6687.839	2/26/2010	4408.356
5/31/2005	5813.643	10/31/2007	7330.335

The official closing level of the Index on March 16, 2010 was 4454.467.  The value of the S&P GSCI Official Close Index has been normalized such that its hypothetical level on January 2, 1970 was 100.

P-26

The graph set forth below illustrates how the S&P GSCI Official Close Index Total Return, the Index to which the notes are linked, performed between January 1, 2003 and March 16, 2010.

P-27

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations that may be relevant to a beneficial owner of a note who purchases the note at original issuance at the issue price, who holds the note as a capital asset, and who is a citizen or resident of the United States or a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a note (a “U.S. holder”).  This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described in this pricing supplement, possibly with retroactive effect.  This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as mutual funds, dealers or traders in securities, financial institutions, tax-exempt entities, holders that hold the notes as a part of a hedging, straddle, conversion or other integrated transaction, or U.S. holders whose functional currency is not the United States dollar.

The discussion set out below is intended only as a summary of certain United States federal income tax consequences of an investment in the notes.  Prospective investors are urged to consult their tax advisors as to the tax consequences of an investment in the notes, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

No statutory, administrative or judicial authority directly addresses the treatment of the notes for U.S. federal income tax purposes.  The characterization of the notes for such purposes therefore is uncertain.  Prospective investors should consult their tax advisors regarding the characterization of the notes.  In addition, prospective investors are encouraged to consult their own tax advisors about the potential impact of several proposed changes in the rules addressing the taxation of derivatives and of commodities positions, and the likelihood any of the foregoing may take effect.  In general, however, U.S. holders should expect to include payments of interest in income on a current basis in accordance with their regular method of accounting for U.S. federal income tax purposes.  In addition, the Internal Revenue Service could take the view that all or a portion of the return payable at maturity of the notes should be included in income on a current basis, in which event that return would be taxable as ordinary income.  Prospective investors should consult their advisors regarding the amount and character of any gain or loss on the sale, retirement or other taxable disposition of the notes.

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PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an Agency Agreement dated December 15, 2008, and a Terms Agreement dated March 16, 2010 (the “Agreements”), we have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase, all of the notes offered hereby at the Issue Price. Under the terms and conditions of the Agreements, Merrill Lynch is committed to take and pay for all of the notes, if any are taken.

Merrill Lynch proposes to offer the notes at the Issue Price.

In connection with the offering, Merrill Lynch may purchase and sell the notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover positions created by short sales. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes. Short sales involve the sale by Merrill Lynch of a greater aggregate principal amount of notes than it is required to purchase in the offering.

These activities may stabilize, maintain, or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

The notes are a new issue of securities with no established trading market. Merrill Lynch is not obligated to make a market in the notes, and, even if it does so, it may discontinue market-making at any time without notice. The notes will not be listed on any securities exchange, and there may not be a secondary market for the notes. We cannot give any assurance as to the liquidity of the trading market for the notes.

We have agreed to indemnify Merrill Lynch against, or to make contributions relating to, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

From time to time, Merrill Lynch and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, MLCI, an affiliate of Merrill Lynch, is the writer of a hedge of our obligation under the notes.

Merrill Lynch has agreed to pay the out-of-pocket expenses (other than our internal costs and expenses) of the issue of the notes.

The initial sale of the notes in this offering entails a longer settlement period than is customary for similar debt securities. Merrill Lynch expects to deliver the notes against payment on March 24, 2010.

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EXHIBIT A

OPTION TO ELECT REPAYMENT

Dated:	[After the Issue Date of the notes and prior to 11:00 a.m. (New York time) on April 18, 2011]

Merrill Lynch Commodities, Inc, as Calculation Agent 20 East Greenway Plaza, Suite 700	The Bank of New York Mellon Trust Company, N.A. as Trustee 101 Barclay Street	Aktiebolaget Svensk Exportkredit (Publ), as Issuer Västra Trädgårdsgaten 11B
Houston, TX 77046	New York, NY 10286	10327 Stockholm, Sweden
Attn.: Mr. Jeff Russi, or Mr. Trent Stout	Attn.: Corporate Trust Office	Attn.: Middle Office
Fax No.: (713) 544-5525, or (713) 544-1458		Fax No.: +(46)(8) 411-4813

The undersigned hereby irrevocably request(s) and instruct(s) the Issuer to repay the note identified in the attached document pursuant to its terms at the applicable Redemption Price as determined by the Calculation Agent in accordance with the terms of the Note, to the undersigned, at

(Please print or typewrite name and address of the undersigned)

Terms not defined herein have the meanings given to such terms in the Note.

The undersigned certifies that (i) it is, or is duly authorized to act for, the beneficial owner of the note (and attaches evidence of such ownership as provided by the undersigned’s position services department or the position services department of the entity through which the undersigned holds its note) and (ii) it will cause the note to be repaid pursuant hereto to be transferred to the Trustee at its Corporate Trust office located at the above address on the Settlement Date.

Very truly yours,

[Name of Holder]

By: _________________________________

Receipt of the above Option to Elect Payment
is hereby acknowledged Merrill Lynch Commodities, Inc.,
as Calculation Agent

By:	_________________________________
Title:
Date and time of acknowledgement: ____________________

A-1

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement.  You must not rely on any unauthorized information or representations.  This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement is current only as of its date.

$12,000,000

AKTIEBOLAGET SVENSK
EXPORTKREDIT (Publ)
(Swedish Export
Credit Corporation)

Commodity Index Linked Notes
due April 26, 2011

Merrill Lynch & Co.